China Mobile Games and Entertainment Group Limited

Block A, 15/F Huajian Building

233 Tianfu Road, Tianhe District

Guangzhou, People’s Republic of China

December 27, 2013

VIA CORRESPONDENCE

Melissa Kindelan, Staff Accountant

Christine Davis, Assistant Chief Accountant

Patrick Gilmore, Accounting Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re	China Mobile Games and Entertainment Group Limited
Form 20-F for the Fiscal Year Ended December 31, 2012
Filed April 26, 2013
File No. 001-35645

Dear Ms. Kindelan, Ms. Davis, and Mr. Gilmore:

This letter sets forth the response of China Mobile Games and Entertainment Group Limited (the “Company”) to the comment contained in the letter dated December 19, 2013 from the staff of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the year ended December 31, 2012 (the “2012 Form 20-F”).

For ease of review, we have set forth below the comment from the staff’s letter and the Company’s response.

Form 20-F for the Fiscal Year Ended December 31, 2012

Operating and Financial Review and Prospects

Critical Accounting Policies

Goodwill, page 99

1.	We note on page F-44 you disclose that you performed the two-step goodwill impairment test on each of your reporting units. We further note that as a result of the test you recognized a goodwill impairment charge for the OWX Group reporting unit. Please tell us the percentage in which the fair value of your other reporting units exceeded their carrying value. To the extent that either of your other two reporting units have estimated fair values that are not substantially in excess of the carrying values and are at potential risk of failing step one of your goodwill impairment analysis, please disclose the following here in future filings:

•	the percentage by which the fair value of the reporting unit exceeded the carrying value as of the date of the most recent test; and

•	describe the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions used in determining fair value

If you have determined that the estimated fair value substantially exceeds the carrying value for any of your reporting units, please disclose this determination. Please refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of SEC Release No. 33-8350.

The Company respectfully advises the staff that the estimated fair values of the Dragon Joyce Group reporting unit and the 3GUU Group reporting unit substantially exceeded their carrying values as of December 31, 2012, as shown in the following table:

	Fair value	Carrying value	Difference
	RMB (‘000)	RMB (‘000)	RMB (‘000)%
Dragon Joyce Group	386,525	362,242	24,283	6.7%
3GUU Group	398,400	359,300	39,100	10.9%

Since the estimated fair values of these reporting units substantially exceeded their carrying values, the Company does not believe that any potential events or changes in circumstances that could reasonably be expected to negatively affect the key assumptions used in determining fair value would result in the reporting units being at risk of failing step one of the goodwill impairment testing.

In response to the staff’s comment, the Company will determine whether the estimated fair value substantially exceeds the carrying value of each of its reporting units as of the date of its goodwill impairment analysis, and will disclose such determination in accordance with Item 303(a)(3)(ii) of Regulation S-K and Section V of SEC Release No. 33-8350 in its future Form 20-F filings.

*        *        *

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments regarding the 2012 Form 20-F, please contact the undersigned at +852 2700 6188, or our U.S. counsel, David Zhang and Benjamin Su at Kirkland & Ellis, at +852 3761 3318 and +852 3761 3306, respectively.

Very truly yours,

China Mobile Games and Entertainment Group Limited

By:	/s/ Ken Fei Fu Chang
Name:	Ken Fei Fu Chang
Title:	Chief Financial Officer

cc:	David Zhang, Esq., Kirkland & Ellis

Benjamin Su, Esq., Kirkland & Ellis

Ringo Choi, Partner, Ernst & Young Hua Ming LLP